Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

January 14, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cullen Agricultural Holding Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 7, 2010
File No. 333-170165

Dear Mr. Schwall:

On behalf of Cullen Agricultural Holding Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 3, 2011, relating to the above-captioned Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1.  We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Sirimal R. Mukerjee.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.
The amendment includes new disclosure and entries in the fee table which purport to add to the registration statement securities which were sold after the date that the initial registration statement was filed with the Commission on October 27, 2010. The resale of any such securities must be registered on a new registration statement. Therefore, please remove all such securities from the registration statement. Also obtain and file a new opinion of counsel to reflect the correct number of securities, and make corresponding changes throughout the prospectus.

We have revised the disclosure in Amendment No. 2 to remove the securities added in Amendment No. 1 and made corresponding changes throughout the Registration Statement as requested.

Securities and Exchange Commission

January 14, 2011

2.
We note your response to prior comment 2 from our letter to you dated November 23, 2010. Provide updated disclosure which describes the current status of any efforts to “explore the possibility of disposing of the remaining acres” or to “explore alternative opportunities ... unrelated to forage and animal sciences and farming systems....” Also discuss whether there have been any subsequent negotiations related to any possible additional changes to the terms of the promissory note, which currently is due on January 20, 2011.

We have revised the disclosure on pages 1, 19, 29, 30, 31 and 32 of the Registration Statement as requested.

3.
Revise to provide clear and consistent disclosure regarding your agreements to sell land. For example, it is not clear whether you are referring to different “unrelated parties” in the two such references which appear in the revised disclosure in the third paragraph under MD&A, Overview at page 29. In that regard, we also note the related disclosure at page 32 and the unusual new disclosure in Note 4 at page F-31. The Note 4 disclosure refers to a loss despite text which suggests that a gain should have been reflected. In addition to making textual revisions, consider including tabular disclosure to identify and distinguish among each of the various referenced sales which (1) has taken place; (2) remains pending; and (3) has been canceled.

We have revised the disclosure on pages 29, 32, F-30 and F-31 of the Registration Statement as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Eric J. Watson